QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

SUBSIDIARIES OF GLOBAL CASH ACCESS HOLDINGS, INC.

Name	Jurisdiction of Incorporation or Organization
Global Cash Access, Inc.	Delaware
Cash Systems, Inc.(1)	Delaware
Global Cash Access (Canada) Inc.	Ontario, Canada
Global Cash Access (Panama), Inc.	Panama
Game Financial Caribbean, N.V.	Netherlands, Antilles
Global Cash Access (Belize), Limited	Belize
Central Credit, LLC	Delaware
Global Cash Access (BVI) Inc.	British Virgin Islands
Arriva Card, Inc.	Delaware
Global Cash Access Switzerland A.G.	Switzerland
Global Cash Access (HK) Ltd.	Hong Kong
GCA (Macau) S.A.	Macau SAR
Global Cash Access (Belgium) S.A.	Belgium
Global Cash Access (UK) Limited	United Kingdom
Global Cash Access (SA) (Pty) Ltd.	South Africa
G.C.A., Inc.	St. Christopher, Nevis
Western Money Systems	Nevada

(1)
Merged with and into Global Cash Access, Inc. in December 2011.

QuickLinks

  EXHIBIT 21.1
SUBSIDIARIES OF GLOBAL CASH ACCESS HOLDINGS, INC.